Press Release
CAE reports second quarter fiscal 2020 results

•	Revenue of $896.8 million up 21% vs. $743.8 million in Q2 FY2019

•	Segment operating income(1) of $124.8 million ($126.0 million before specific items)(2) up 28% vs. $98.7 million in Q2 FY2019

•	EPS of $0.28 vs. $0.23 in Q2 FY2019

•	Order intake(3) of $995.4 million for 1.11x book-to-sales(3) and $9.2 billion backlog(3)

•	Concluded 15-year exclusive business aviation training services agreement with Directional Aviation Capital and acquisition of 50 percent of SIMCOM post quarter

Montreal, Canada, November 13, 2019 - (NYSE: CAE; TSX: CAE) - CAE today reported revenue of $896.8 million for the second quarter of fiscal 2020, compared with $743.8 million in the second quarter last year. Second quarter net income attributable to equity holders was $73.8 million ($0.28 per share) compared to $60.7 million ($0.23 per share) last year. Net income before specific items(4) in the second quarter of fiscal 2020 was $74.7 million ($0.28 per share before specific items(5)).

Second quarter segment operating income was $124.8 million (13.9% of revenue) compared with $98.7 million (13.3% of revenue) in the second quarter of last year. Segment operating income before specific items in the second quarter of fiscal 2020 was $126.0 million (14.0% of revenue). All financial information is in Canadian dollars unless otherwise indicated.

“CAE had good growth in the second quarter, with 21 percent higher revenue and 28 percent higher operating income, and we secured nearly $1.0 billion of orders for a $9.2 billion backlog,” said Marc Parent, CAE’s President and Chief Executive Officer. “Performance was led by Civil with 60 percent operating income growth and higher margins, and continued good momentum signing long-term training agreements with our airline partners. In business aviation, we substantially concluded the integration of Bombardier Business Aircraft Training and I am very pleased with its performance to date. Further strengthening our position is our strategic partnership and exclusive 15-year training outsourcing with Directional Aviation Capital, one of the largest, fastest growing, and most innovative corporate aviation service companies globally. In Defence, modest top-line growth and lower operating income reflect order delays and the timing of program milestones on contracts in backlog. We continue to expect a stronger second half in Defence, a view supported by a healthy book-to-sales ratio in the quarter and a robust pipeline. In Healthcare, we received orders for new products that we plan to deliver in the coming quarters, and we enhanced our position in the large U.S. hospital market. As we look to the remainder of the fiscal year, our overall outlook for the Company remains largely unchanged, with a higher growth outlook in Civil offsetting lower expected growth in Defence.”

Summary of consolidated results
(amounts in millions, except operating margins and per share amounts)		Q2-2020	Q2-2019	Variance %
Revenue		$896.8	$743.8	21%
Segment operating income (SOI)		$124.8	$98.7	26%
Operating margins	%	13.9%	13.3
SOI before specific items		$126.0	$98.7	28%
Operating margins before specific items	%	14.0%	13.3
Net income		$75.0	$63.6	18%
Net income attributable to equity holders of the Company		$73.8	$60.7	22%
Earnings per share (EPS)		$0.28	$0.23	22%
Net income before specific items		$74.7	$60.7	23%
EPS before specific items		$0.28	$0.23	22%
Order intake		$995.4	$985.9	1%
Total backlog		$9,238.4	$8,667.6	7%

Civil Aviation Training Solutions (Civil)
Second quarter Civil revenue was $529.9 million, up 35% compared to the same quarter last year. Segment operating income was $100.2 million (18.9% of revenue) compared to $63.3 million (16.1% of revenue) in the second quarter last year. Second quarter segment operating income before specific items was $101.4 million (19.1% of revenue), up 60% compared to the second quarter last year. During the quarter, Civil delivered 18 full-flight simulators (FFSs) to customers and second quarter Civil training centre utilization(6) was 69%.

During the quarter, Civil signed training solutions contracts valued at $602.9 million, including new long-term pilot training agreements with Sunwing Airlines, Loganair and Flightworks. Civil also sold 11 FFSs during the quarter, for 20 sales in the first half of the year. To address the growing global demand for new pilots, Civil launched a new cadet pilot training program to train more than 700 new professional pilots over the next 10 years for Southwest Airlines Destination 225° program. Following the end of the quarter, Civil signed a long-term exclusive training agreement with easyJet to train more than 1,000 new easyJet cadet pilots on a Multi-Crew Pilot License program. In business aviation, Civil entered a strategic partnership with Directional Aviation Capital and its affiliates as part of an exclusive 15-year training outsourcing agreement. As part of the agreement, CAE acquired a fifty-percent stake in SIMCOM Holdings, Inc., post quarter.

The Civil book-to-sales ratio was 1.14x for the quarter and 1.45x for the last 12 months. The Civil backlog at the end of the quarter was a record $5.1 billion.

Summary of Civil Aviation Training Solutions results
(amounts in millions, except operating margins, SEU, FFSs deployed and FFS deliveries)		Q2-2020	Q2-2019	Variance %
Revenue		$529.9	$393.1	35%
Segment operating income		$100.2	$63.3	58%
Operating margins	%	18.9%	16.1
SOI before specific items		$101.4	$63.3	60%
Operating margins before specific items	%	19.1%	16.1
Order intake		$602.9	$575.3	5%
Total backlog		$5,124.8	$4,310.8	19%
Simulator equivalent unit (SEU)(7)		243	215	13%
FFSs deployed		299	264	13%
FFS deliveries		18	5	260%

Defence and Security (Defence)
Second quarter Defence revenue was $336.5 million, up 5% compared to the same quarter last year and segment operating income was $26.0 million (7.7% of revenue), down 24% compared to the second quarter last year, reflecting delays in the timing of orders and Defence’s progress on programs in backlog, and an income growth profile more heavily weighted to the second-half of the year.

During the quarter, Defence booked orders for $362.1 million, including the U.S. Air Force for KC-135 aircrew training services and simulator upgrades and modifications on its KC-135 training devices. Additionally, CAE will continue to provide fixed-wing flight training and support services to the U.S. Army at the CAE Dothan Training Centre and upgrades on MH-60 Seahawk helicopter simulators and T-44C aircrew training services to the U.S. Navy. Other notable orders include a contract with Boeing for upgrades on P-8A simulators, a contract to upgrade the German Eurofighter and Tornado aircraft simulator, and a contract for Abrams M1A2 tank maintenance trainers for the U.S. Army. As well, Defence entered a collaboration with Leonardo to offer integrated helicopter training solutions in the U.S. government market.

The Defence book-to-sales ratio was 1.08x for the quarter and 0.81x for the last 12 months (excluding contract options). The Defence backlog, including options and CAE’s interest in joint ventures, at the end of the quarter was $4.1 billion. The Defence pipeline remains strong with approximately $4.0 billion of bids and proposals pending customer decisions.

Summary of Defence and Security results
(amounts in millions, except operating margins)		Q2-2020	Q2-2019	Variance %
Revenue		$336.5	$320.3	5%
Segment operating income		$26.0	$34.1	(24%)
Operating margins	%	7.7%	10.6
Order intake		$362.1	$380.2	(5%)
Total backlog		$4,113.6	$4,356.8	(6%)

Healthcare
Second quarter Healthcare revenue was $30.4 million compared to $30.4 million in the same quarter last year, and second quarter segment operating loss was $1.4 million, compared to segment operating income of $1.3 million in the second quarter last year. Healthcare had higher expenses in the second quarter this year to support the pursuit of a larger business and the launch of new products.

Healthcare launched the Vimedix 3.0 ultrasound simulator with more realistic anatomy and modern user interface. As well, Healthcare, together with the American Society of Anesthesiologists, launched a new Anesthesia SimSTAT module, the latest in a series of interactive screen-based modules approved for Maintenance of Certification in Anesthesiology credits. In response to increased regulations in the U.S. involving hospitals and the growing imperative on patient safety, Healthcare further expanded its reach in the hospital segment by entering a group purchasing agreement with Premier, a leading healthcare improvement company, uniting an alliance of approximately 4,000 U.S. hospitals and health systems and approximately 175,000 other providers and organizations.

Summary of Healthcare results
(amounts in millions, except operating margins)		Q2-2020	Q2-2019	Variance %
Revenue		$30.4	$30.4	—%
Segment operating (loss) income		$(1.4)	$1.3	(208%)
Operating margins	%	—%	4.3

Additional financial highlights
Free cash flow(8) was negative $7.1 million for the quarter compared to positive $137.7 million in the second quarter last year. Cash provided by operating activities increased compared to the second quarter last year, while free cash flow decreased, mainly from a higher investment in non-cash working capital accounts. Notably, this reflects the timing of cash flows involving accounts payable and contract liabilities, and higher inventory from recent strategic investments in simulator advanced builds to pre-empt customer demand that CAE anticipates for certain simulator products. CAE usually sees a higher level of investment in non-cash working capital accounts during the first half of the fiscal year and it expects to see a significant portion of these investments reverse in the second half.

Income taxes this quarter were $15.5 million, representing an effective tax rate of 17%, compared to 19% for the second quarter last year. The tax rate was lower due to a change in the mix of income from various jurisdictions.

Net finance expense this quarter was $34.3 million, $14.4 million higher than the second quarter of fiscal 2019, mainly from higher interest on long-term debt due to the issuance of unsecured senior notes in the fourth quarter of fiscal 2019 to fund the acquisition of the Bombardier BAT business, and higher interest on lease liabilities because of the adoption of IFRS 16.

Growth and maintenance capital expenditures(9) totaled $58.8 million this quarter.

Net debt(10) at the end of the quarter was $2,442.8 million for a net debt-to-capital ratio(11) of 51.0%. This compares to net debt of $2,312.7 million and a net debt-to-capital ratio of 49.4% at the end of the preceding quarter. Excluding the impacts of the adoption of IFRS 16, net debt would have been $2,158.5 million this quarter for a net debt-to-capital ratio of 47.5%.

Return on capital employed (ROCE)(12) was 11.5% this quarter compared to 12.8% in the second quarter last year, before specific items. Excluding the impacts of the adoption of IFRS 16, ROCE before specific items would have been 11.7% this quarter.

CAE will pay a dividend of 11 cents per share effective December 31, 2019 to shareholders of record at the close of business on December 13, 2019.

During the three months ended September 30, 2019, CAE repurchased and cancelled a total of 533,600 common shares under the Normal Course Issuer Bid (NCIB), at a weighted average price of $34.06 per common share, for a total consideration of $18.2 million.

Management outlook for fiscal year 2020 revised
Management’s outlook for CAE in fiscal year 2020 remains largely unchanged, with a higher growth outlook in Civil expected to offset lower expected growth in Defence. In Civil, the Company expects to continue building on its positive momentum in training, increasing market share and securing new customer partnerships with its innovative training solutions. Civil now expects operating income growth closer to 30 percent (previously upper 20 percent range) on the basis of a strong first-half performance and a further increase in demand for its training solutions, including maintaining its leading share of FFS sales, and the successful integration of its recently acquired Bombardier BAT business, which is substantially complete. In Defence, the Company now expects modest operating income growth for the year (vs. the previous outlook for mid to high single-digit percentage growth). This revised view considers the Defence group’s performance in the first half of the fiscal year, current expectations for reaching profit milestones on programs in backlog, and the expected timing of new contract awards from what continues to be a large pipeline. CAE expects Healthcare to achieve double-digit growth under its new leadership, expanded salesforce, and the continued launch of innovative products. Funding growth opportunities remains CAE’s top capital allocation priority and continues to be driven by and supportive of growing customer training outsourcings in its large core markets. The Company prioritizes market-led capital investments that offer sustainable and profitable growth and accretive returns and support its strategy to be the recognized worldwide training partner of choice. CAE continues to expect total annual capital expenditures to be approximately 10 to 15 percent higher, in fiscal 2020, primarily to keep pace with growing demand for training services from its existing customers and to secure new long-term customer contracts. Management’s expectations are based on the prevailing positive market conditions and customer receptivity to CAE’s training solutions as well as material assumptions contained in this press release, quarterly MD&A and in CAE’s fiscal year 2019 MD&A.

Corporate Social Responsibility
CAE creates significant value for customers, shareholders, and its employees. CAE products and services contribute to improvements in aviation safety, ensure defence forces are mission-ready, and help medical professionals save lives-a noble purpose that is a source of pride for CAE’s more than 10,000 employees worldwide. As the largest civil aviation training company in the world, and the only pure‑play aviation training company, it has an unwavering customer focus and commitment to innovation. Furthermore, CAE adopted this year, ethical principles for the responsible use of data analytics to better manage risks associated with the increasing use of emerging technologies. The adoption of these principles affirms our commitment to adhere to the highest standards of ethical conduct in our dealings with employees, customers and all other stakeholders in our ecosystem. The principles are also a commitment to go beyond what is legally required to protect CAE’s and its stakeholders' data. CAE also plays an important role developing talent in its industry. With women accounting for less than 5 percent of the global pilot pool, CAE, as the aviation training leader worldwide, is a major advocate for gender diversity in aviation. The Company works to ensure the industry accesses the full available talent pool to help address the need for over 300,000 new pilots in civil aviation over the next decade. Among several exciting CAE initiatives, CAE developed the CAE Women in Flight scholarship, which together with its dynamic women ambassadors, help to encourage more women to consider the pilot profession.

CAE’s full report can be accessed here: 2019 Annual Activity and Corporate Social Responsibility Report.

IFRS 16 - Leases
Effective April 1, 2019, CAE adopted IFRS 16 - Leases, which introduces a single lessee accounting model and eliminates the classification of leases as either operating or finance leases. The main impact of IFRS 16 to CAE is the recognition of a right-of-use asset and a lease liability for substantially all leases. This change results in a decrease of our operating lease expense and an increase of our finance and depreciation expenses. The financial results reported in the press release for the fiscal year ended March 31, 2019 do not reflect the accounting changes required by IFRS 16 as the Company adopted the standard using the modified retrospective application as of April 1, 2019. For more detailed information, including the expected impacts of the transition to IFRS 16, refer to Note 2 of the interim consolidated financial statements for the quarter ended September 30, 2019.

Detailed information
Readers are strongly advised to view a more detailed discussion of our results by segment in the Management’s Discussion and Analysis (MD&A) and CAE’s consolidated financial statements which are posted on our website at www.cae.com/investors.

CAE’s consolidated financial statements and MD&A for the quarter ended September 30, 2019 have been filed with the Canadian Securities Administrators on SEDAR (www.sedar.com) and are available on our website (www.cae.com). They have also been filed with the U.S. Securities and Exchange Commission and are available on their website (www.sec.gov). Holders of CAE’s securities may also request a printed copy of the Company's consolidated financial statements and MD&A free of charge by contacting Investor Relations (investor.relations@cae.com).

Conference call Q2 FY2020
Marc Parent, CAE President and CEO; Sonya Branco, Vice President, Finance, and CFO; and Andrew Arnovitz, Vice President, Strategy and Investor Relations will conduct an earnings conference call today at 1:00 p.m. ET. The call is intended for analysts, institutional investors and the media. Participants can listen to the conference by dialling + 1 877 586 3392 or +1 416 981 9024. The conference call will also be audio webcast live for the public at www.cae.com.

CAE is a global leader in training for the civil aviation, defence and security, and healthcare markets. Backed by a record of more than 70 years of industry firsts, we continue to help define global training standards with our innovative virtual-to-live training solutions to make flying safer, maintain defence force readiness and enhance patient safety. We have the broadest global presence in the industry, with over 10,000 employees, 160 sites and training locations in over 35 countries. Each year, we train more than 220,000 civil and defence crewmembers, including more than 135,000 pilots, and thousands of healthcare professionals worldwide.

Caution concerning limitations of summary earnings press release
This summary earnings press release contains limited information meant to assist the reader in assessing CAE’s performance but it is not a suitable source of information for readers who are unfamiliar with CAE and is not in any way a substitute for the Company’s financial statements, notes to the financial statements, and MD&A reports.

Caution concerning forward-looking statements

Certain statements made in this press release are forward-looking statements. These statements include, without limitation, statements relating to our fiscal 2020 financial guidance (including revenues, capital investment and margins) and other statements that are not historical facts. Forward-looking statements describe future expectations, plans, results or strategies and normally contain words like "believe", "expect", "anticipate", "plan", "intend", "continue", "estimate", "may", "will", "should", "strategy", "future" and similar expressions. All such forward-looking statements are made pursuant to the 'safe harbour' provisions of applicable Canadian securities laws and of the United States Private Securities Litigation Reform Act of 1995. By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties associated with our business which may cause actual results in future periods to differ materially from results indicated in forward-looking statements. While these statements are based on management's expectations and assumptions regarding historical trends, current conditions and expected future developments, as well as other factors that we believe are reasonable and appropriate in the circumstances, readers are cautioned not to place undue reliance on these forward-looking statements as there is a risk that they may not be accurate. The forward-looking statements contained in this press release describe our expectations as of November 13, 2019 and, accordingly, are subject to change after such date. Except as required by law, we disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. The forward-looking information and statements contained in this press release are expressly qualified by this cautionary statement. Except as otherwise indicated by CAE, forward-looking statements do not reflect the potential impact of any special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may occur after November 13, 2019. The financial impact of these transactions and special items can be complex and depends on the facts particular to each of them. We therefore cannot describe the expected impact in a meaningful way or in the same way we present known risks affecting our business. Forward-looking statements are presented in this press release for the purpose of assisting investors and others in understanding certain key elements of our expected fiscal 2020 financial results and in obtaining a better understanding of our anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes. The value of capital investments expected to be made by CAE in fiscal 2020 assumes that capital investments will be made in accordance with our current annual plan. However, there can be no assurance that such investment levels will be maintained with the result that the value of actual capital investments made by CAE during such period could materially differ from current expectations.

Material assumptions
A number of economic, market, operational and financial assumptions were made by CAE in preparing its forward-looking statements for fiscal 2020 and beyond contained in this news release, including, but not limited to certain economic and market assumptions including: modest economic growth and stable interest rates in fiscal 2020; a sustained level of competition in civil, defence and healthcare markets; no material financial, operational or competitive consequences of changes in regulations affecting our business; and a continued positive defence market.

Assumptions concerning our businesses
A number of assumptions concerning CAE’s business were also made in the preparation of its forward-looking statements for fiscal 2020 and beyond contained in this news release, including, but not limited to factors including: maintenance of CAE’s leading market share in civil simulator sales, pricing, product deliveries to customers and CAE’s ability to increase market share in training.

The foregoing assumptions, although considered reasonable by CAE on November 13, 2019, may prove to be inaccurate. Accordingly, our actual results could differ materially from our expectations as set forth in this news release.

Material risks
Important risk factors that could cause our assumptions and estimates to be inaccurate and actual results or events to differ materially from those expressed in or implied by our forward-looking statements, including our fiscal 2020 financial guidance and management outlook, are set out in CAE’s MD&A for the year ended March 31, 2019 filed by CAE with the Canadian Securities Administrators (available at www.sedar.com) and with the U.S. Securities and Exchange Commission (available at www.sec.gov). The fiscal year 2019 MD&A is also available at www.cae.com. The realization of our forward-looking statements, including our ability to meet our fiscal 2020 financial outlook, essentially depends on our business performance which, in turn, is subject to many risks. Accordingly, readers are cautioned that any of the disclosed risks could have a material adverse effect on our forward-looking statements. We caution that the disclosed list of risk factors is not exhaustive and other factors could also adversely affect our results.

Non-GAAP and other financial measures
This press release includes non-GAAP and other financial measures. Non-GAAP measures are useful supplemental information but may not have a standardized meaning according to GAAP. These measures should not be confused with, or used as an alternative for, performance measures calculated according to GAAP. They should also not be used to compare with similar measures from other companies. Management believes that providing certain non-GAAP measures provides users with a better understanding of our results and trends and provides additional information on our financial and operating performance.

(1) Segment operating income (SOI) is a non-GAAP measure and is the sum of our key indicators of each segment’s financial performance. Segment operating income gives us an indication of the profitability of each segment because it does not include the impact of any items not specifically related to the segment’s performance. We calculate total segment operating income by taking the operating profit and excluding restructuring costs of major programs that do not arise from significant strategic transactions.

(2) Segment operating income before specific items further excludes restructuring costs, integration costs, acquisition costs and other gains and losses arising from significant strategic transactions. We track it because we believe it provides a better indication of our operating performance and makes it easier to compare across reporting periods.

(3) Order Intake and Backlog
Order intake is a non-GAAP measure that represents the expected value of orders we have received:

–
For the Civil Aviation Training Solutions segment, we consider an item part of our order intake when we have a legally binding commercial agreement with a client that includes enough detail about each party’s obligations to form the basis for a contract. Additionally, expected future revenues from customers under short-term and long-term training contracts are included when these customers commit to pay us training fees, or when we reasonably expect the revenue to be generated;

–
For the Defence and Security segment, we consider an item part of our order intake when we have a legally binding commercial agreement with a client that includes enough detail about each party’s obligations to form the basis for a contract. Defence and Security contracts are usually executed over a long-term period but some of them must be renewed each year. For this segment, we only include a contract item in order intake when the customer has authorized the contract item and has received funding for it;

–	For the Healthcare segment, order intake is typically converted into revenue within one year, therefore we assume that order intake is equal to revenue.

The book-to-sales ratio is the total orders divided by total revenue in a given period.

Total backlog is a non-GAAP measure that represents expected future revenues and includes obligated backlog, joint venture backlog and unfunded backlog and options:

–
Obligated backlog represents the value of our order intake not yet executed and is calculated by adding the order intake of the current period to the balance of the obligated backlog at the end of the previous fiscal year, subtracting the revenue recognized in the current period and adding or subtracting backlog adjustments. If the amount of an order already recognized in a previous fiscal year is modified, the backlog is revised through adjustments;

–
Joint venture backlog is obligated backlog that represents the expected value of our share of orders that our joint ventures have received but have not yet executed. Joint venture backlog is determined on the same basis as obligated backlog described above;

–
Unfunded backlog represents firm Defence and Security orders we have received but have not yet executed and for which funding authorization has not yet been obtained. Options are included in backlog when there is a high probability of being exercised, but indefinite-delivery/indefinite-quantity contracts are excluded. When an option is exercised, it is considered order intake in that period and it is removed from unfunded backlog and options.

(4) Net income before specific items is a non-GAAP measure we use as an alternate view of our operating results. We calculate it by taking our net income attributable to equity holders of the Company from continuing operations and excluding restructuring costs, integration costs, acquisition costs and other gains and losses arising from significant strategic transactions as well as significant one-time tax items. We track it because we believe it provides a better indication of our operating performance and makes it easier to compare across reporting periods.

(5) Earnings per share (EPS) before specific items is a non-GAAP measure calculated by excluding restructuring costs, integration costs, acquisition costs and other gains and losses arising from significant strategic transactions as well as significant one-time tax items from the diluted earnings per share from continuing operations attributable to equity holders of the Company. The effect per share is obtained by dividing these restructuring costs, integration costs, acquisition costs and other gains, net of tax, as well as one-time tax items by the average number of diluted shares. We track it because we believe it provides a better indication of our operating performance on a per share basis and makes it easier to compare across reporting periods.

(6) Utilization rate is one of the operating measures we use to assess the performance of our Civil simulator training network. While utilization rate does not perfectly correlate to revenue recognized, we track it, together with other measures, because we believe it is an indicator of our operating performance. We calculate it by taking the number of training hours sold on our simulators during the period divided by the practical training capacity available for the same period.

(7) Simulator equivalent unit (SEU) is an operating measure we use to show the total average number of FFSs available to generate earnings during the period.

(8) Free cash flow is a non-GAAP measure that shows us how much cash we have available to invest in growth opportunities, repay debt and meet ongoing financial obligations. We use it as an indicator of our financial strength and liquidity. We calculate it by taking the net cash generated by our continuing operating activities, subtracting maintenance capital expenditures, investment in other assets not related to growth and dividends paid and adding proceeds from the disposal of property, plant and equipment, dividends received from equity accounted investees and proceeds, net of payments, from equity accounted investees.

(9) Maintenance capital expenditure is a non-GAAP measure we use to calculate the investment needed to sustain the current level of economic activity. Growth capital expenditure is a non-GAAP measure we use to calculate the investment needed to increase the current level of economic activity.

(10) Net debt is a non-GAAP measure we use to monitor how much debt we have after taking into account cash and cash equivalents. We use it as an indicator of our overall financial position, and calculate it by taking our total long-term debt, including the current portion of long-term debt, and subtracting cash and cash equivalents.

(11) Net debt-to-capital is calculated as net debt divided by the sum of total equity plus net debt.

(12) Return on capital employed (ROCE) is a non-GAAP measure we use to evaluate the profitability of our invested capital. We calculate this ratio over a rolling four-quarter period by taking net income attributable to equity holders of the Company excluding net finance expense, after tax, divided by the average capital employed.

For non-GAAP and other financial measures monitored by CAE, please refer to CAE’s MD&A filed with the Canadian Securities Administrators available on our website (www.cae.com) and on SEDAR (www.sedar.com).

Contacts
Investor Relations:
Andrew Arnovitz, Vice President, Strategy and Investor Relations 1-514-734-5760, andrew.arnovitz@cae.com

Media:
Hélène V. Gagnon, Vice President, Public Affairs and Global Communications 1-514-340-5536, helene.v.gagnon@cae.com

Consolidated Statement of Financial Position

(Unaudited)	September 30	March 31
(amounts in millions of Canadian dollars)	2019	2019

Assets
Cash and cash equivalents	$222.5	$446.1
Accounts receivable	520.7	496.0
Contract assets	567.7	523.5
Inventories	577.5	537.0
Prepayments	60.0	57.4
Income taxes recoverable	50.8	33.6
Derivative financial assets	14.3	19.3
Total current assets	$2,013.5	$2,112.9
Property, plant and equipment	1,976.0	2,149.3
Right-of-use assets	408.0	—
Intangible assets	2,028.3	2,027.9
Investment in equity accounted investees	312.1	312.1
Deferred tax assets	79.1	71.0
Derivative financial assets	16.2	12.8
Other assets	487.3	479.5
Total assets	$7,320.5	$7,165.5

Liabilities and equity
Accounts payable and accrued liabilities	$741.5	$883.8
Provisions	23.0	28.7
Income taxes payable	30.0	25.7
Contract liabilities	667.4	670.2
Current portion of long-term debt	231.3	264.1
Derivative financial liabilities	10.9	17.0
Total current liabilities	$1,704.1	$1,889.5
Provisions	28.2	36.3
Long-term debt	2,434.0	2,064.2
Royalty obligations	129.9	136.2
Employee benefits obligations	278.6	212.6
Deferred gains and other liabilities	249.9	267.0
Deferred tax liabilities	142.2	147.0
Derivative financial liabilities	2.3	2.7
Total liabilities	$4,969.2	$4,755.5
Equity
Share capital	$669.7	$649.6
Contributed surplus	26.9	24.8
Accumulated other comprehensive income	126.5	199.0
Retained earnings	1,446.7	1,457.9
Equity attributable to equity holders of the Company	$2,269.8	$2,331.3
Non-controlling interests	81.5	78.7
Total equity	$2,351.3	$2,410.0
Total liabilities and equity	$7,320.5	$7,165.5

Consolidated Income Statement

(Unaudited)	Three months ended September 30		Six months ended September 30
(amounts in millions of Canadian dollars, except per share amounts)	2019	2018	2019	2018

Revenue	$896.8	$743.8	$1,722.4	$1,465.8
Cost of sales	660.1	542.3	1,242.0	1,045.6
Gross profit	$236.7	$201.5	$480.4	$420.2
Research and development expenses	35.8	29.1	67.7	60.4
Selling, general and administrative expenses	98.0	87.9	211.3	190.6
Other gains – net	(11.5)	(9.4)	(11.8)	(14.6)
After tax share in profit of equity accounted investees	(10.4)	(4.8)	(22.5)	(13.4)
Operating profit	$124.8	$98.7	$235.7	$197.2
Finance expense – net	34.3	19.9	69.2	35.9
Earnings before income taxes	$90.5	$78.8	$166.5	$161.3
Income tax expense	15.5	15.2	28.5	26.1
Net income	$75.0	$63.6	$138.0	$135.2
Attributable to:
Equity holders of the Company	$73.8	$60.7	$135.3	$130.1
Non-controlling interests	1.2	2.9	2.7	5.1
Earnings per share attributable to equity holders of the Company
Basic	$0.28	$0.23	$0.51	$0.49
Diluted	$0.28	$0.23	$0.51	$0.48

Consolidated Statement of Comprehensive Income

(Unaudited)	Three months ended September 30		Six months ended September 30
(amounts in millions of Canadian dollars)	2019	2018	2019	2018

Net income	$75.0	$63.6	$138.0	$135.2
Items that may be reclassified to net income
Foreign currency differences on translation of foreign operations	$(18.7)	$(65.3)	$(88.0)	$(86.1)
Reclassification to income of foreign currency differences	(10.0)	(12.6)	(11.9)	(15.9)
Net (loss) gain on cash flow hedges	(3.0)	12.7	9.5	4.3
Reclassification to income of (losses) gains on cash flow hedges	(2.4)	(1.8)	(3.1)	0.6
Net (loss) gain on hedges of net investment in foreign operations	(12.6)	8.3	9.9	(1.4)
Income taxes	10.6	0.8	9.8	4.7
	$(36.1)	$(57.9)	$(73.8)	$(93.8)
Items that will never be reclassified to net income
Remeasurement of defined benefit pension plan obligations	$(16.8)	$28.9	$(60.4)	$33.1
Net loss on financial assets carried at fair value through OCI	—	(0.1)	(0.1)	(0.1)
Income taxes	4.5	(7.7)	16.0	(8.8)
	$(12.3)	$21.1	$(44.5)	$24.2
Other comprehensive loss	$(48.4)	$(36.8)	$(118.3)	$(69.6)
Total comprehensive income	$26.6	$26.8	$19.7	$65.6
Attributable to:
Equity holders of the Company	$25.5	$25.1	$18.4	$59.3
Non-controlling interests	1.1	1.7	1.3	6.3

Consolidated Statement of Changes in Equity

(Unaudited)	Attributable to equity holders of the Company
Six months ended September 30, 2019	Common shares			Accumulated other
(amounts in millions of Canadian dollars,	Number of	Stated	Contributed	comprehensive	Retained		Non-controlling	Total
except number of shares)	shares	value	surplus	income	earnings	Total	interests	equity
Balances, beginning of period	265,447,603	$649.6	$24.8	$199.0	$1,457.9	$2,331.3	$78.7	$2,410.0
Impact of adopting IFRS 16	—	—	—	—	(27.5)	(27.5)	—	(27.5)
Balances, April 1, 2019	265,447,603	$649.6	$24.8	$199.0	$1,430.4	$2,303.8	$78.7	$2,382.5
Net income	—	$—	$—	$—	$135.3	$135.3	$2.7	$138.0
Other comprehensive loss	—	—	—	(72.5)	(44.4)	(116.9)	(1.4)	(118.3)
Total comprehensive (loss) income	—	$—	$—	$(72.5)	$90.9	$18.4	$1.3	$19.7
Stock options exercised	981,405	19.6	(2.4)	—	—	17.2	—	17.2
Optional cash purchase of shares	981	—	—	—	—	—	—	—
Common shares repurchased and cancelled	(591,731)	(1.5)	—	—	(18.7)	(20.2)	—	(20.2)
Share-based compensation expense	—	—	4.5	—	—	4.5	—	4.5
Additions to non-controlling interests	—	—	—	—	—	—	1.5	1.5
Stock dividends	59,028	2.0	—	—	(2.0)	—	—	—
Cash dividends	—	—	—	—	(53.9)	(53.9)	—	(53.9)
Balances, end of period	265,897,286	$669.7	$26.9	$126.5	$1,446.7	$2,269.8	$81.5	$2,351.3
(Unaudited)	Attributable to equity holders of the Company
Six months ended September 30, 2018	Common shares			Accumulated other
(amounts in millions of Canadian dollars,	Number of	Stated	Contributed	comprehensive	Retained		Non-controlling	Total
except number of shares)	shares	value	surplus	income	earnings	Total	interests	equity
Balances, beginning of period	267,738,530	$633.2	$21.3	$260.3	$1,314.3	$2,229.1	$68.4	$2,297.5
Net income	—	$—	$—	$—	$130.1	$130.1	$5.1	$135.2
Other comprehensive (loss) income	—	—	—	(95.1)	24.3	(70.8)	1.2	(69.6)
Total comprehensive (loss) income	—	$—	$—	$(95.1)	$154.4	$59.3	$6.3	$65.6
Stock options exercised	447,050	8.1	(1.1)	—	—	7.0	—	7.0
Optional cash purchase of shares	1,326	—	—	—	—	—	—	—
Common shares repurchased and cancelled	(1,686,700)	(4.0)	—	—	(39.7)	(43.7)	—	(43.7)
Share-based compensation expense	—	—	5.0	—	—	5.0	—	5.0
Stock dividends	74,783	2.0	—	—	(2.0)	—	—	—
Cash dividends	—	—	—	—	(48.8)	(48.8)	—	(48.8)
Balances, end of period	266,574,989	$639.3	$25.2	$165.2	$1,378.2	$2,207.9	$74.7	$2,282.6

Consolidated Statement of Cash Flows

(Unaudited)
Six months ended September 30
(amounts in millions of Canadian dollars)	2019	2018

Operating activities
Net income	$138.0	$135.2
Adjustments for:
Depreciation and amortization	149.2	100.8
After tax share in profit of equity accounted investees	(22.5)	(13.4)
Deferred income taxes	12.8	15.4
Investment tax credits	(6.0)	(1.9)
Share-based compensation	11.3	3.0
Defined benefit pension plans	9.0	9.4
Other non-current liabilities	(19.0)	(12.6)
Derivative financial assets and liabilities – net	(8.0)	(6.7)
Other	25.6	11.0
Changes in non-cash working capital	(313.7)	(93.7)
Net cash (used in) provided by operating activities	$(23.3)	$146.5
Investing activities
Business combinations, net of cash and cash equivalents acquired	$(9.2)	$(33.5)
Additions to property, plant and equipment	(147.8)	(94.0)
Proceeds from disposal of property, plant and equipment	0.4	2.3
Additions to intangibles	(48.4)	(37.6)
Net payments to equity accounted investees	—	(9.7)
Dividends received from equity accounted investees	8.6	7.1
Other	1.5	4.0
Net cash used in investing activities	$(194.9)	$(161.4)
Financing activities
Net proceeds from borrowing under revolving unsecured credit facilities	$197.9	$—
Proceeds from long-term debt	16.2	75.1
Repayment of long-term debt	(108.8)	(61.2)
Repayment of lease liabilities	(39.6)	(5.6)
Dividends paid	(53.9)	(48.8)
Issuance of common shares	17.2	7.0
Repurchase of common shares	(20.2)	(43.7)
Other	(1.4)	(0.3)
Net cash provided by (used in) financing activities	$7.4	$(77.5)
Effect of foreign exchange rate changes on cash
and cash equivalents	$(12.8)	$(14.8)
Net decrease in cash and cash equivalents	$(223.6)	$(107.2)
Cash and cash equivalents, beginning of period	446.1	611.5
Cash and cash equivalents, end of period	$222.5	$504.3
Supplemental information:
Interest paid	$62.3	$30.2
Interest received	5.0	7.9
Income taxes paid	18.1	17.2